Exhibit 99.1

Xinyuan Real Estate Co., Ltd. and Subsidiaries

F - 1

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2012 (AUDITED)

AND JUNE 30, 2013 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

	Notes	December 31, 2012	June 30, 2013
		US$	US$
		(Audited)	(Unaudited)
ASSETS

Current assets
Cash and cash equivalents		496,204,796	635,800,092
Restricted cash		145,729,818	238,926,433
Accounts receivable		3,076,118	2,312,084
Other receivables		27,413,310	11,444,965
Other deposits and prepayments		105,426,782	231,288,574
Advances to suppliers		11,028,071	18,596,998
Real estate property held for sale	3	11,191,200	6,497,566
Real estate property development completed		3,158,358	4,779,793
Real estate property under development	3	722,819,462	605,673,460
Amounts due from employees	8	133,377	—
Other current assets		161,412	—

Total current assets		1,526,342,704	1,755,319,965

Real estate properties held for lease, net		23,203,826	16,359,761
Property and equipment, net		1,576,146	1,849,888
Restricted deposit		11,168,562	11,361,613
Other long-term investment		241,648	247,148
Deferred tax assets		1,598,717	1,241,768
Deferred charges		—	4,833,873
Other assets		2,249,003	2,014,493

TOTAL ASSETS		1,566,380,606	1,793,228,509

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F - 2

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2012 (AUDITED)

AND JUNE 30, 2013 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

	Notes	December 31, 2012	June 30, 2013
		US$	US$
		(Audited)	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable		241,894,286	171,676,778
Short-term bank loans and other debt	4	113,065,643	129,198,139
Customer deposits		50,200,608	78,636,096
Income tax payable		75,877,028	68,971,512
Deferred tax liabilities		13,612,069	33,029,361
Other payables and accrued liabilities		64,721,393	57,978,210
Payroll and welfare payable		9,662,545	7,500,117
Current portion of long-term bank loans and other debt	5,6	166,081,678	97,917,038

Total current liabilities		735,115,250	644,907,251

Long-term bank loans	5	35,000,000	83,553,903
Deferred tax liabilities		5,884,619	6,732,838
Unrecognized tax benefits	7	8,842,239	7,278,752
Other long-term debt	6	—	200,000,000

Total liabilities		784,842,108	942,472,744

Commitments and contingencies	12	—	—

Shareholders’ equity
Common shares, US$0.0001 par value:
Authorized—500,000,000; shares issued and outstanding—140,721,034 shares for June 30, 2013 (December 31, 2012: 141,938,398 shares)	9	15,358	15,499
Treasury shares	9	(13,667,122)	(19,434,281)
Additional paid-in capital		511,964,127	513,904,284
Statutory reserves		49,622,317	49,622,317
Retained earnings		151,603,798	210,398,188
Accumulated other comprehensive income	13	82,000,020	96,249,758

Total Xinyuan Real Estate Co., Ltd shareholders’ equity		781,538,498	850,755,765

Total equity		781,538,498	850,755,765

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,566,380,606	1,793,228,509

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F - 3

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2012, AND 2013 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

		Six months ended June 30,
	Notes	2012	2013
		US$	US$
		(Unaudited)	(Unaudited)
Revenue:
Real estate sales, net of sales taxes of US$24,850,834 for the six months ended June 30, 2012 and US$21,125,556 for the six months ended June 30, 2013		416,460,944	359,901,522
Real estate lease income		2,994,000	664,531
Other revenue		6,188,183	7,346,491

Total revenue		425,643,127	367,912,544

Costs of revenue:
Cost of real estate sales		(290,783,087)	(233,389,474)
Cost of real estate lease income		(754,195)	(977,025)
Other costs		(7,388,909)	(7,993,986)

Total cost of revenue		(298,926,191)	(242,360,485)

Gross profit		126,716,936	125,552,059
Selling and distribution expenses		(8,297,427)	(5,647,632)
General and administrative expenses		(19,466,963)	(21,450,704)

Operating income		98,952,546	98,453,723
Interest income		3,250,787	4,512,194
Interest expense		—	(4,844,345)

Income from operations before income taxes		102,203,333	98,121,572

Income taxes		(9,592,510)	(32,145,317)

Net income		92,610,823	65,976,255
Net income attributable to non-controlling interest	14	(1,111,109)	—

Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders		91,499,714	65,976,255

Earnings per share:
Basic	10	0.63	0.46
Diluted	10	0.62	0.46

Shares used in computation:
Basic	10	145,890,338	142,437,384
Diluted	10	146,399,803	144,627,932

Other comprehensive income, net of tax
Foreign currency translation adjustments	13	(2,676,255)	14,249,738

Comprehensive income		89,934,568	80,225,993
Less: comprehensive income attributable to non-controlling interest	14	(1,120,673)	—

Comprehensive income attributable to Xinyuan Real Estate Co., Ltd. shareholders		88,813,895	80,225,993

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F - 4

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2013 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

	Six months ended June 30,
	2012	2013
	US$	US$
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	92,610,823	65,976,255
Adjustments to reconcile net income to net cash provided by operating activities:
Gain from liquidation of two subsidiaries, net of tax	(12,481,751)	—
Depreciation and amortization	1,188,965	1,196,526
Stock-based compensation expenses	1,086,136	150,020
Deferred tax (benefit) expense	(6,675,508)	20,413,043
Amortization of deferred charges	—	117,912

Changes in operating assets and liabilities:
Accounts receivable	13,682,948	808,895
Real estate property held for sale	(7,415,537)	4,693,634
Real estate property development completed	3,935,380	4,336,665
Real estate property under development	118,641,812	125,326,103
Advances to suppliers	(4,908,049)	(7,306,104)
Other receivables	(1,713,468)	15,754,406
Other deposits and prepayments	(16,287,328)	(122,787,018)
Other current assets	83,201	161,841
Amounts due from employees	(290,827)	269,253
Other assets	432,936	178,339
Accounts payable	(21,515,553)	(73,642,057)
Customer deposits	40,397,510	27,287,396
Income tax payable	(20,631,916)	(8,124,163)
Changes in unrecognized tax benefit	—	(1,698,872)
Other payables and accrued liabilities	2,009,305	(7,309,018)
Payroll and welfare payable	1,258,895	(2,305,757)

Net cash provided by operating activities	183,407,974	43,497,299

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F - 5

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2013 (UNAUDITED)

	Six months ended June 30,
	2012	2013
	US$	US$
	(Unaudited)	(Unaudited)
CASH FLOWS FROM INVESTING ACTIVITIES:
Disposal of properties held for lease and property and equipment	10,406	55,557
Purchase of property and equipment	(151,248)	(525,752)

Net cash used in investing activities	(140,842)	(470,195)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options	94,121	1,790,278
Purchase of treasury shares	(2,537,231)	(5,767,159)
Dividends to shareholders	(2,919,444)	(7,181,861)
Distribution to non-controlling interest shareholders	(2,233,026)	—
Increase in restricted cash	(15,582,841)	(89,755,452)
Repayments of short-term bank loans and current portion of long-term bank loans	(22,150,124)	(102,112,148)
Proceeds from short-term bank loans and current portion of long-term bank loans	46,097,753	80,564,479
Repayment of long-term bank loans	(80,439,682)	(24,190,254)
Proceeds from long-term bank loans	—	80,100,179
Proceeds from other long-term debt	—	200,000,000
Repayment of other long-term debt	—	(40,000,000)
Deferred charges	—	(4,951,785)

Net cash (used in) provided by financing activities	(79,670,474)	88,496,277

NET INCREASE IN CASH AND CASH EQUIVALENTS	103,596,658	131,523,381

Effect of exchange rate changes on cash and cash equivalents	(1,436,717)	8,071,915
Cash and cash equivalents, at beginning of period	319,218,155	496,204,796

CASH AND CASH EQUIVALENTS, AT END OF PERIOD	421,378,096	635,800,092

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F - 6

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2012 and 2013 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

1. Background information of business and organization

Xinyuan Real Estate Co. Ltd. (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in residential real estate development and the provision of property management services. The Group’s operations are conducted mainly in the People’s Republic of China (“PRC”). In 2012, the Group expanded its business into the U.S. residential real estate market and established Vista Sierra, LLC, XIN Irvine, LLC and 421 Kent Development, LLC to acquire three projects in Reno, Nevada, Irvine, California and Brooklyn, New York, respectively. On April 6, 2012 and September 25, 2012, Zhengzhou Jiantou Xinyuan United Real Estate Co., Ltd. and Henan Wanzhong Real Estate Co., Ltd., subsidiaries of the Company, were liquidated, respectively.

The Company’s subsidiaries as of June 30, 2013 are set out below:

Company Name	Registered/Place and Date of Incorporation	Paid-up Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities

Subsidiary companies:
Xinyuan International Property Investment Co., Ltd.	Cayman Islands October 6, 2011	US$	500,000	100%	Investment holding company

Xinyuan International (HK) Property Investment Co., Limited.	Hong Kong October 26, 2011	HK$	3,000,000	100%	Investment holding company

XIN Development Group International Inc.	United States November 10, 2011	US$	0	100%	Investment holding company

Xinyuan Real Estate, Ltd. (“Xinyuan”)	Cayman Islands January 27, 2006	US$	50,000,000	100%	Investment holding company

South Glory International Ltd.	Hong Kong January 17, 2001	HK$	10,000	100%	Investment holding company

Victory Good Development Ltd.	Hong Kong January 17, 2001	HK$	10,000	100%	Investment holding company

Elite Quest Holdings Ltd.	Hong Kong November 19, 2001	HK$	10,000	100%	Investment holding company

XIN Irvine, LLC	United States July 12, 2012	US$	50,000	100%	Real estate development

Vista Sierra, LLC	United States May 1, 2012	US$	0	100%	Real estate development

XIN Development Management East, LLC	United States August 28, 2012	US$	1,000	100%	Property management services

XIN NY Holding, LLC	United States August 29, 2012	US$	1,000	100%	Investment holding company

421 Kent Development, LLC	United States August 29, 2012	US$	1,000	100%	Real estate development

F - 7

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2012 and 2013 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

Company Name	Registered/Place and Date of Incorporation	Paid-up Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities

Subsidiary companies:
Xinyuan (China) Real Estate, Ltd. (“WFOE”)	The PRC April 10, 2006	US$	307,000,000	100%	Investment holding company

Henan Xinyuan Real Estate Co., Ltd. (“Henan Xinyuan”)	The PRC May 19, 1997	RMB	200,000,000	100%	Real estate development

Qingdao Xinyuan Xiangrui Real Estate Co., Ltd.	The PRC February 9, 2006	RMB	10,000,000	100%	Real estate development

Shandong Xinyuan Real Estate Co., Ltd.	The PRC June 2, 2006	RMB	300,000,000	100%	Real estate development

Xinyuan Property Service Co., Ltd.	The PRC December 28, 1998	RMB	50,000,000	100%	Property management services

Zhengzhou Mingyuan Landscape Engineering Co., Ltd.	The PRC February 17, 2004	RMB	2,000,000	100%	Landscaping engineering and management

Zhengzhou Xinyuan Computer Network Engineering Co., Ltd.	The PRC May 26, 2004	RMB	2,000,000	100%	Installation of intercom systems

Henan Wanzhuo Real Estate Co., Ltd.	The PRC December 29, 2011	RMB	20,000,000	100%	Real estate development

Suzhou Xinyuan Real Estate Development Co., Ltd.	The PRC November 24, 2006	RMB	200,000,000	100%	Real estate development

Anhui Xinyuan Real Estate Co., Ltd.	The PRC December 7, 2006	RMB	50,000,000	100%	Real estate development

Kunshan Xinyuan Real Estate Co., Ltd.	The PRC January 31, 2008	RMB	200,000,000	100%	Real estate development

Xinyuan Real Estate (Chengdu) Co., Ltd.	The PRC June 12, 2007	RMB	220,000,000	100%	Real estate development

Xuzhou Xinyuan Real Estate Co., Ltd.	The PRC November 09, 2009	RMB	50,000,000	100%	Real estate development

Henan Jiye Real Estate Co., Ltd.	The PRC November 15, 2009	RMB	50,000,000	100%	Real estate development

Beijing Xinyuan Wanzhong Real Estate Co., Ltd.	The PRC March 4, 2008	RMB	30,000,000	100%	Real estate development

Beijing Heju Construction Material Co. Ltd.	The PRC January 16, 2009	RMB	30,000,000	100%	Real estate development

Xinyuan Renju (Beijing) Asset Management Co., Ltd.	The PRC January 16, 2009	RMB	30,000,000	100%	Real estate development

F - 8

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2012 and 2013 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

Company Name	Registered/Place and Date of Incorporation	Paid-up Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities

Subsidiary companies:
Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. (“Jiantou Xinyuan”)	The PRC June 13, 2005	RMB	10,000,000	100%	Real estate development

Beijing Xinyuan Priority Real Estate Consulting Co., Ltd.	The PRC March 8, 2012	RMB	30,000,000	100%	Leasing management services

Henan Xinyuan Priority Commercial Management Co., Ltd.	The PRC August 10, 2012	RMB	2,000,000	100%	Leasing management services

Suzhou Xinyuan Wanzhuo Real Estate Co., Ltd.	The PRC September 20, 2012	RMB	200,000,000	100%	Real estate development

Beijing Xinyuan Jiye Real Estate Co., Ltd.	The PRC February 17, 2013	RMB	200,000,000	100%	Real estate development

Xinyuan Sailing Co., Ltd.	Hong Kong June 21, 2013	HK$	3,000,000	100%	Investment holding company

Equity holdings remained unchanged throughout the six months ended June 30, 2013.

F - 9

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2012 and 2013 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

2. Summary of significant accounting policies

(a) The Company and basis of presentation and consolidation

Xinyuan Real Estate Co. Ltd. (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in residential real estate development and the provision of property management services. The Group’s operations are conducted mainly in the People’s Republic of China (“PRC”). In 2012, the Group expanded its business into the U.S. residential real estate market. The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The unaudited condensed consolidated financial statements include the financial statements of the Company, and its subsidiaries. All inter-company transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

These unaudited condensed consolidated financial statements of the Group have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2012. Accordingly, these unaudited condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the six months ended June 30, 2013 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2013. The condensed consolidated balance sheet as of December 31, 2012 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2012, as amended.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Where there is a loss of control of a subsidiary, the unaudited condensed consolidated financial statements include the results for the part of the reporting year during which the Group has control.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited condensed consolidated financial statements and accompanying notes, and disclosure of contingent liabilities at the date of the unaudited condensed consolidated financial statements. Estimates are used for, but not limited to, the selection of the useful lives of property and equipment, provision necessary for contingent liabilities, allowance for doubtful debt associated with accounts receivable, other receivables and advances to suppliers, fair values, revenue recognition, taxes, budgeted costs and other similar charges. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates.

(c) Foreign currency translation

The Group’s financial information is presented in U.S. dollars. The functional currency of the Company is U.S. dollars. The functional currency of the Company’s subsidiaries in China Mainland is Renminbi (“RMB”), the currency of the PRC. The functional currency of the Company’s subsidiaries other than those in China Mainland is U.S. dollars. Transactions by the Company’s subsidiaries which are denominated in currencies other than RMB are remeasured into RMB at the exchange rate quoted by the People’s Bank of China (“PBOC”) prevailing at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than RMB are included in the consolidated statements of comprehensive income as exchange gains. The unaudited condensed consolidated financial statements of the Company’s subsidiaries have been translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

F - 10

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2012 and 2013 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in shareholders’ equity.

	June 30, 2012	December 31, 2012	June 30, 2013
	(Unaudited)	(Audited)	(Unaudited)
Year end RMB: US$ exchange rate	6.3249	6.2855	6.1787
Period average RMB: US$ exchange rate	6.3076	6.3124	6.2422

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(d) Senior Secured Notes

On May 3, 2013, the Company issued notes with an aggregate principal amount of US$200,000,000 (the "Senior Secured Notes"). The Senior Secured Notes bear interest at 13.25% per annum payable semi-annually. Interest is payable on May 3 and November 3 of each year, commencing November 3, 2013. The Senior Secured Notes have a final maturity date of May 3, 2018. Given that the Senior Secured Notes is debt in its legal form, it has been classified as other long-term debt.

(e) Deferred charges

Deferred charges comprise of debt issuance costs associated with our Senior Secured Notes. Debt issuance costs are capitalized and amortized over the life of the loan to which they relate using the effective interest method.

(f) Earnings per share

Earnings per share is calculated in accordance with ASC 260, “Earnings Per Share”. Basic earnings per share is computed by dividing net income attributable to holders of common shares by the weighted average number of common shares outstanding during the period. Diluted earnings per common share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares. Common shares issuable upon the conversion of the convertible, redeemable preference shares were included in both basic and diluted earnings per common share computation for the period during which they were outstanding, as they are considered participating securities. Contingent exercise price resets are accounted for in a manner similar to contingently issuable shares.

Common share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. The nonvested options granted with performance condition are excluded in the computation of diluted EPS unless the options are dilutive and unless their conditions (a) have been satisfied at the reporting date or (b) would have been satisfied if the reporting date was the end of the contingency period.

(g) Effect of change in estimate

Revisions in estimated gross profit margins related to percentage of completion revenues are made in the period in which circumstances requiring the revisions become known. During the six months ended June 30, 2013, eleven real estate development projects (Chengdu Xinyuan Splendid I, Chengdu Xinyuan Splendid II, Suzhou International City Garden, Shandong Xinyuan Splendid, Kunshan International City Garden, Henan Royal Palace, Henan Modern City, Xuzhou Colorful Garden, Henan Century East A, Henan Century East B and Zhengzhou Yipin Xiangshan Phase II), which recognized gross profits in 2012, had changes in their estimated gross profit margins. As of June 30, 2013, each of these projects has a percentage of completion at 75.6% or more. As the unit sales and selling prices were on an upward trend during the six months ended June 30, 2013, the Company revised upwards its prior estimates related to selling prices and total estimated sales values in conjunction with the change in total estimate cost, which led to a decrease of the percentage sold and thus a decrease in the recognized costs. As a result of the changes in estimate above, gross profit, net income and basic and diluted earnings per share increased by US$29.4 million, US$22.0 million, US$0.15 per share and US$0.15 per share, respectively, for the six months ended June 30, 2013.

F - 11

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2012 and 2013 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

(h) Recent Accounting Pronouncements

In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (Topic 220) (“ASU 2013-02”) to improve the reporting of reclassifications out of Accumulated Other Comprehensive Income (“AOCI”). This ASU sets requirements for presentation for significant items reclassified to net income in their entirety during the period and for items not reclassified to net income in their entirety during the period. It requires companies to present information about reclassifications out of AOCI in one place, and to present reclassifications by component when reporting changes in AOCI balances. The modifications to ASC Topic 220 resulting from the issuance of ASU 2013-02 are effective for fiscal years beginning after December 15, 2012 and interim periods within those years. Early adoption is permitted. The Group does not expect that the adoption of ASU 2013-02 has had a material impact on its financial statements.

In February 2013, the FASB issued ASU 2013-04, “Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date” (“ASU 2013-04”). The objective of ASU 2013-04 is to provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation (within the scope of this guidance) is fixed at the reporting date. Examples of obligations within the scope of ASU 2013-04 include debt arrangements, other contractual obligations, and settled litigation and judicial rulings. ASU 2013-04 is effective for the Group for interim reporting periods beginning July 1, 2014, however, early adoption is permitted. The Group is currently evaluating the impact ASU 2013-04 will have on its financial statements.

In March 2013, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2013-05 (“ASU 2013-05”), Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity, which specifies that a cumulative translation adjustment (“CTA”) should be released into earnings when an entity ceases to have a controlling financial interest in a subsidiary or group of assets within a consolidated foreign entity and the sale or transfer results in the complete or substantially complete liquidation of the foreign entity. For sales of an equity method investment that is a foreign entity, a pro rata portion of CTA attributable to the investment would be recognized in earnings when the investment is sold. When an entity sells either a part or all of its investment in a consolidated foreign entity, CTA would be recognized in earnings only if the sale results in the parent no longer having a controlling financial interest in the foreign entity. In addition, CTA should be recognized in earnings in a business combination achieved in stages. For public entities, ASU 2013-05 is effective for reporting periods beginning after December 15, 2013, with early adoption permitted. The Group will adopt ASU 2013-05 on January 1, 2014 and does not expect the adoption to have a material impact on its financial statements.

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740) (“ASU 2013-11”) to provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss, or tax credit carryforward exists. This ASU requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, with certain exceptions. The modifications to ASC Topic 740 resulting from the issuance of ASU 2013-11 are effective for fiscal years beginning after December 15, 2013 and interim periods within those years. Early adoption is permitted. The Group will adopt ASU 2013-11 on January 1, 2014. Starting January 1, 2014, the Group will present unrecognized tax benefit for net operating loss as deduction of deferred tax assets if applicable.

F - 12

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2012 and 2013 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

3. Real estate property under development and held for sale

The following summarizes the components of real estate property under development and held for sale at December 31, 2012 and June 30, 2013:

	December 31, 2012	June 30, 2013
	US$	US$
	(Audited)	(Unaudited)
Under development:
Current:
Xuzhou Colorful Garden	21,238,889	—
Zhengzhou Modern City	57,408,025	25,625,742
Zhengzhou Century East A	53,604,699	37,728,545
Zhengzhou Century East B	98,948,705	33,183,100
Zhengzhou Royal Palace	98,557,509	23,345,035
Jinan Xinyuan Splendid	297,909,913	200,044,365
Kunshan International City Garden	123,002,290	51,976,937
Chengdu Xinyuan Splendid II	41,573,242	—
Zhengzhou Yipin Xiangshan Phase II	56,189,379	2,862,432
Xuzhou New Land (Xuzhou Colorful City)	39,943,324	41,592,596
Zhengzhou New Land (Zhengzhou XIN City)	97,601,917	111,287,763
Suzhou New Land (Suzhou XIN City)	44,942,686	50,280,884
Beijing New Land (Beijing Xindo Park)	170,596,964	177,688,031
New York New Land	55,587,073	58,748,611
	1,257,104,615	814,364,041
Profit recognized	279,176,906	138,716,685
Less: progress billings	(813,462,059)	(347,407,266)

Total real estate property under development	722,819,462	605,673,460

Northern Nevada Land Portfolio	1,191,200	818,000
Lennox Project	10,000,000	5,679,566
Real estate property held for sale	11,191,200	6,497,566

Total real estate property under development and held for sale	734,010,662	612,171,026

As of June 30, 2013, land use rights included in the real estate property under development totaled US$519,903.684 (December 31, 2012: US$602,353,601). As of June 30, 2013, real estate property under development with an aggregate net book value of US$27,512,033 (December 31, 2012: US$39,694,448) were pledged as collateral for certain bank loans.

F - 13

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2012 and 2013 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

4. Short-term bank loans and other debt

Short term bank loans represent amounts due to various banks and are due on the dates indicated below. These loans generally can be renewed with the banks. Short term bank loans at December 31, 2012 and June 30, 2013 consisted of the following:

	December 31,	June 30,
	2012	2013
	US$	US$
	(Audited)	(Unaudited)
Loan from Agricultural Bank of China (Singapore)
Due September 21, 2013, at 1.1% plus LIBOR	—	10,000,000
	—	10,000,000

Loan from Bank of Zhengzhou
Due December 18, 2013, at 7.20% per annum	28,637,340	—
Due February 21, 2014, at 7.20% per annum	—	22,982,181
	28,637,340	22,982,181

Loan from China Guangfa Bank
Due December 26, 2013, at 6.00% per annum	19,091,560	19,421,561
Due January 17, 2014, at 6.60% per annum	—	2,594,397
	19,091,560	22,015,958
Loan from Industrial and Commercial Bank of China (“ICBC”)
Due April 8, 2013, at 7.98% per annum	4,772,890	—
Due May 8, 2013, at 7.98% per annum	6,363,853	—
Due May 9, 2013, at 2.80% plus LIBOR	15,000,000	—
Due November 30, 2014, at 1.90% plus LIBOR*	10,000,000	10,000,000
Due September 19, 2013, at 1.30% plus LIBOR*	—	20,000,000
Due September 19, 2013, at 1.30% plus LIBOR*	—	15,000,000
	36,136,743	45,000,000

Loan from Beta Capital, LLC**
Due September 19, 2013, at 4.25% per annum	29,200,000	29,200,000
	29,200,000	29,200,000

Total short-term bank loans and other debt	113,065,643	129,198,139

*	Pursuant to the loan contract with ICBC, these three short-term loans from ICBC, amounting to US$10.0 million, US$20.0 million and US$15.0 million, respectively, are denominated in US$ and are secured by a deposit of US$48,276,271. Such deposit is classified as restricted cash on the consolidated balance sheet as of June 30, 2013. The US$10.0 million loan is due on November 30, 2014; however the Group has an obligation to repay the loan on demand if required by the bank. Therefore, this loan has been classified as short-term as of June 30, 2013.

**On August 31, 2012, Xinyuan Development Group International Inc. ("XIN Development") and Beta Capital LLC entered into a purchase and sale agreement, pursuant to which XIN Development's subsidiary, 421 Kent Development, LLC ("421 Kent Development") purchased land in Brooklyn, New York for a consideration of US$54.2 million, including a US$29.2 million mortgage loan borrowed from the seller with a maturity date of September 19, 2013, secured by the land purchased, any improvements thereon and any building equipment, materials and supplies owned by 421 Kent Development and any lease and rents from the property. In connection with the seller mortgage loan, 421 Kent Development agreed that, aside from developing and constructing the project, 421 Kent Development would not take certain actions without Beta Capital's consent, including removing improvements from or equipment on the property, making certain alterations to the properties, modifying or entering into new leases, or leasing, selling or transferring the property. In addition, 421 Kent Development agreed that it would not engage in any business other than that arising out of the ownership and operation of the property, not incur indebtedness other than the mortgage loan and amounts due in the ordinary course of business to trade creditors and not provide guarantees of the oblations of any other person. The Company repaid the loan in full on July 18, 2013.

F - 14

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2012 and 2013 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

As of June 30, 2013, except where otherwise indicated, all of the Group’s short-term bank loans are denominated in RMB and are mainly secured by the Group’s real estate property under development with net book value of US$19,733,247 (December 31, 2012: US$24,738,811) and land use right with net book value of US$ nil (December 31, 2012: US$14,438,201).

The weighted average interest rate on short-term bank loans and other debt as of June 30, 2013 was 5.75% (December 31, 2012: 5.31%).

5.  Long-term bank loans

Long-term bank loans as of December 31, 2012 and June 30, 2013 consisted of the following:

	December 31, 2012	June 30, 2013
	US$	US$
	(Audited)	(Unaudited)

Loan from ICBC
Due November 2, 2013 at 6.15% per annum	7,954,817	8,092,317
Due October 18, 2013 at 6.15% per annum	33,092,037	25,733,569
Due November 1, 2013 at 7.38% per annum	15,591,440	10,681,859
Due November 1, 2013 at 7.68% per annum	7,954,817	8,092,317
Due September 21, 2013 at 7.68% per annum	4,772,890	4,855,390
Due August 21, 2013 at 7.68% per annum	7,954,817	8,092,317
	77,320,818	65,547,769

Loan from Agricultural Bank of China (Singapore)
Due July 12, 2014, at 2.40% plus LIBOR*	15,000,000	15,000,000
Due September 10, 2014, at 2.00% plus LIBOR*	10,000,000	10,000,000
	25,000,000	25,000,000

Loan from ICBC (Thai) Public Company Limited
Due November 29, 2014, at 2.10% plus LIBOR**	10,000,000	10,000,000
	10,000,000	10,000,000

Loan from Agricultural Bank of China
Due April 23, 2013, at 5.84% per annum	13,364,092	—
Due May 5, 2013, at 6.15% per annum	12,886,803	—
Due May 19, 2013, at 5.84% per annum	12,091,321	—
Due June 30, 2014, at 6.77% per annum	—	16,184,635
	38,342,216	16,184,635

Loan from China Guangfa Bank
Due May 31, 2014, at 6.72% per annum	—	16,184,635
Due December 31, 2014, at 6.72% per annum	—	24,276,951
Due May 31, 2015, at 6.72% per annum	—	24,276,951
	—	64,738,537

Loan from Bank of China
Due May 26, 2013, at 7.07% per annum	9,354,864	—
	9,354,864	—

Total	160,017,898	181,470,941

Less: current portion of long term bank loans	(125,017,898)	(97,917,038)

Total long-term bank loans	35,000,000	83,553,903

F - 15

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2012 and 2013 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

*Pursuant to the loan contract with Agricultural Bank of China (Singapore), these two long-term loans from Agricultural Bank of China (Singapore), amounting to US$15.0 million and US$10.0 million, respectively, are denominated in US$ and are secured by the deposits of US$17,803,098 and US$10,167,398. Such deposits are classified as restricted cash on the consolidated balance sheet as of June 30, 2013.

**Pursuant to the loan contract with ICBC (Thai) Public Company Limited, this long-term loan amounting to US$10.0 million, is denominated in US$ and is secured by the deposit of US$11,361,613. This deposit is classified as restricted deposit on the consolidated balance sheet as of June 30, 2013.

As of June 30, 2013, except where otherwise indicated the Group’s long-term bank loans are all denominated in RMB and are mainly secured by the Group’s real estate property under development with net book value of US$7,778,786 (December 31, 2012: US$14,955,637) and land use right with net book value of US$217,248,965 (December 31, 2012: US$132,388,217).

As of June 30, 2013, there are no loans with contractual maturities extending past December 31, 2015.

The interest rates of these bank loans are adjustable based on the range of 95% to 120% of the PBOC prime rate. The weighted average interest rate on long-term bank loans as of December 31, 2012 was 6.68% (December 31, 2012: 5.79).

F - 16

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2012 and 2013 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

6. Other long-term debt

As of December 31, 2012 and June 30, 2013, other long term debt consisted of the following:

	December 31, 2012	June 30, 2013
	US$	US$
	(Audited)	(Unaudited)

Guaranteed senior secured note due on April 15, 2013 at 15.6%*	40,000,000	—
Senior Secured Notes due on May 3, 2018 at 13.25%	—	200,000,000
Total principal of other long-term debt	40,000,000	200,000,000
Less: Unaccreted discount from embedded derivative and warrants	(288,220)	—
Accrued interest	1,352,000	—

Total	41,063,780	200,000,000
Less: current portion	(41,063,780)	—

Total other long-term debt	—	200,000,000

* The Company repaid the Guaranteed Senior Secured Note on April 12, 2013, before the due date and there was no penalty associated with the early repayment.

Senior Secured Notes

The Senior Secured Notes bear interest at 13.25% per annum payable semi-annually. Interest is payable on May 3 and November 3 of each year, commencing November 3, 2013. The Senior Secured Notes have a final maturity date of May 3, 2018.

The Senior Secured Notes were issued pursuant to an indenture, dated May 3, 2013, between, the Company, the "Subsidiary Guarantors" identified below and Citicorp International Limited, as trustee and collateral agent (the "Indenture"). The Company's obligations under the Indenture and the Senior Secured Notes have been guaranteed initially by certain of the Company's wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Ltd., South Glory International Ltd., Elite Quest Holdings Ltd. and Xinyuan International (HK) Property Investment Co., Limited (the "Subsidiary Guarantors") and will be guaranteed by such other future subsidiaries of the Company as is set forth in and in accordance with the terms of the Indenture. The Company's obligations under the Indenture and the Senior Secured Notes are secured by a pledge of the capital stock of the Company's wholly-owned subsidiaries, Xinyuan Real Estate, Ltd. and Xinyuan International Property Investment Co., Ltd., and the obligations of Xinyuan Real Estate, Ltd. as a Subsidiary Guarantor are secured by a pledge of the capital stock of its wholly-owned subsidiaries, Victory Good Development Ltd., South Glory International Ltd. and Elite Quest Holdings Ltd.

The Company may redeem the Senior Secured Notes, in whole or in part, at a redemption price equal to 106.6250% of principal amount, plus accrued and unpaid interest, if any, to (but excluding) the redemption date, during the 12 month period commencing on May 3, 2016 or at a redemption price equal to 103.3125% of the principal amount, plus accrued and unpaid interest, if any to (but excluding) the redemption date, during the 12 month period commencing on May 3, 2017.

At any time prior to May 3, 2016, the Company may at its option redeem the Senior Secured Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the Senior Secured Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. "Applicable Premium" means with respect to any Note at any redemption date, the greater of (i) 1.00% of the principal amount of such Note and (ii) the excess of (A) the present value at such redemption date of the redemption price of such Note on May 3, 2016, plus all required remaining scheduled interest payments due on such Note through May 3, 2016 (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the Indenture) plus 100 basis points, over (B) the principal amount of such Note on such redemption date.

F - 17

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2012 and 2013 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

At any time prior to May 3, 2016, the Company may redeem up to 35% of the aggregate principal amount of the Senior Secured Notes with the net cash proceeds of one or more sales of the Company's common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 113.25% the principal amount of the Senior Secured Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the Senior Secured Notes issued on May 3, 2013 remain outstanding after each such redemption.

Following any Change of Control Triggering Event, the Company must make an offer to purchase all outstanding Senior Secured Notes at a purchase price equal to 101.0% of the principal amount thereof plus accrued and unpaid interest, if any to (but not including) the offer to purchase payment date. A "Change of Control Triggering Event" means the occurrence of both a Change of Control (as defined in the Indenture) and specified decline in the ratings of the Senior Secured Notes within six month after the date of public notice of the occurrence of a Change of Control or the intention by the Company or any other person to effect a Change of Control.

The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the Senior Secured Notes under the requirements of ASC815. The embedded optional redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the Secured Senior Notes.

The Indenture contains certain covenants that, among others, restrict the Company's ability and the ability of the Company's Restricted Subsidiaries (as defined in the Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase of redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the Senior Secured Notes or other assets, to make certain other payments or to engage in transactions with affiliates and holder of more than 10% of the Company's Common Shares, subject to certain qualifications and exceptions and satisfaction, in certain circumstances of specified conditions, such as a Consolidated Fixed Charge Coverage Ratio (as defined in the Indenture) of 3.0 to 1.0.

The Company was in compliance with its financial ratio covenants under the Senior Secured Note as of June 30, 2013.

7. Income taxes

(a) Effective tax rate

Our effective income tax rate (“ETR”) was 32.8% in the first six months of 2013 compared to 9.4% in the first six months of 2012. The ETR was different from the statutory tax rate of 25% due to the effect of land appreciation tax (“LAT”), the corporate income tax (“CIT”) benefit of LAT, outside basis differences, and also changes in unrecognized tax benefits. The change in the effective income tax rate is primarily due to a non-recurring reversal of LAT liabilities recognized as an unrecognized tax benefit of approximately US$22.8 million in the second quarter of 2012 related to three completed projects that were liquidated and settled with the local tax bureaus on favorable terms.

(b) Liability for unrecognized tax benefit

The following table summarizes the activity related to the Group’s unrecognized tax benefits:

US$

Balance as of December 31, 2012	8,842,239
Additions for tax position of current year	7,278,752
Movement in current year due to expiration of limitations period	(8,842,239)
Balance as of June 30, 2013	7,278,752

The current year movement in the liability for unrecognized tax benefits of US$7,278,752 was mainly due to the application of the deemed profit method by the local tax authority of Zhengzhou city for Henan Xinyuan Real Estate Co., Ltd.’s fiscal year 2012 PRC income tax return. The remaining change of US$8,842,239 was recognized as a reduction of unrecognized tax benefits due to the expiration of the five-year statute of limitations period for Henan Xinyuan Real Estate Co., Ltd..

F - 18

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2012 and 2013 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

8. Related party and employee transactions

(a) Amounts due from employees

	December 31, 2012	June 30, 2013
	US$	US$
	(Audited)	(Unaudited)
Advances to employees	133,377	—

The balance at December 31, 2012 represents cash advances to employees for traveling expenses and other expenses. The balances bear no interest and have no fixed payment terms.

(b) Others

The Company entered into a consulting agreement with a consulting company that is beneficially owned by Yong Cui (“Dr. Cui”), one of the directors of the Company, in April 2005. Under this agreement, the consulting company agreed to provide certain financial consulting services to the Company. This consulting agreement was renewed in December 2006, under which the Company agreed to pay an annual fee of RMB240,000 or US$30,735. In February 2010, the Company renewed this consulting agreement, under which the Company agreed to pay an annual fee of RMB500,000 or US$77,382 at the then prevailing exchange rate. In January 2011, the consulting activities were expanded to include development of commercial real estate in China and residential real estate in the U.S. as well as development of financing channels in Asia. The Company agreed to pay an annual fee of US$600,000 for these services from January 2011 forward pursuant to a contract entered into in April 2012, which was further amended in December 2012. Under this agreement, Dr. Cui was paid US$150,000 in 2011, US$1,050,000 in 2012 and US$300,000 in the first six months of 2013 for services performed in 2011, 2012 and the first six months of 2013. As of June 30, 2013 and December 31 2012, there were no consulting fee balances due to Dr. Cui.

The Company entered into a business development advisory services agreement with Karmen Equities Limited, of which Omer Ozden, a director of the Group until September 19, 2013, is a minority shareholder, in November 2011. The term of this agreement is six months with advisory fees based on an hourly rate; the agreement shall be automatically renewed for an additional six month period upon expiration on a continuous basis. During the first half year of 2013, the Company paid Karmen Equities Limited US$76,942. There were no balances due to Karmen Equities Limited as of June 30, 2013 and December 31, 2012.

9. Equity

As at December 31, 2012 and June 30, 2013, the Company’s authorized share capital was 500 million common shares, par value US$0.0001 per share.

In November 2007, the Company adopted the 2007 Long Term Incentive Plan (the "2007 Plan") which provides for the grant of options, restricted shares, restricted stock units, stock appreciation rights and other stock-based awards to purchase its common shares. The maximum aggregate number of common shares which may be issued pursuant to all awards, including options, is 10 million common shares, subject to adjustment to account for changes in the capitalization of the Company. There were no new option grants during the six months ended June 30, 2013.

(i) During the year ended December 31, 2012, 76,095 options were exercised at US$0.0001 per share under the 2007 Plan.

(ii) During the year ended December 31, 2012, 43,980 options were exercised at US$1.21 per share under the 2007 Plan.

(iii) During the year ended December 31, 2012, 33,500 options were exercised at US$1.365 per share under the 2007 Plan.

F - 19

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2012 and 2013 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

(iv) On June 19, 2012 the Company announced a new share repurchase program of up to US$20 million. During the year ended December 31, 2012, 4,091,650 common shares were repurchased at a total cost of US$5,708,281.

(v) During the year ended December 31, 2012, the Company distributed dividends to common shareholders of US$8,769,530.

(vi) During the six months ended June 30, 2013, 133,332 options were exercised at US$1.82 per share under the 2007 Plan.

(vii) During the six months ended June 30, 2013, 1,279,020 options were exercised at US$1.21 per share under the 2007 Plan.

(viii) During the six months ended June 30, 2013, 2,629,716 common shares were repurchased at a total cost of US$5,767,159.

(ix) During the six months ended June 30, 2013, the Company distributed dividends to common shareholders of US$7,181,861.

10. Earnings per share

Basic and diluted net earnings per share for each period presented are calculated as follows:

	Six months ended June 30,
	2012	2013
	US$	US$
Numerator:
Net income	91,499,714	65,976,255
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders—basic and diluted	91,499,714	65,976,255
Denominator:
Number of shares outstanding, basic	145,890,338	142,437,384
Weighted average number of stock options	509,465	2,190,548

Number of shares outstanding—diluted	146,399,803	144,627,932

Basic earnings per share	0.63	0. 46

Diluted earnings per share	0.62	0.46

During the period ended June 30, 2013, 1,633,868 (June 30, 2012: 2,365,623) stock options were excluded from the calculation of earnings per share because their effect would be anti-dilutive.

11. Segment reporting

The Group’s long-lived assets and revenue are mainly located in and derived from the PRC. Starting in 2012, a small portion of the Group’s long-lived assets and revenue are located in and derived from the United States. The Group considers that each of its individual property developments is a discrete operating segment. The Group has aggregated its segments in the PRC on a provincial basis as property development projects undertaken within a province have similar expected economic characteristics, type of properties offering, customers and market and regulatory environment. The Group’s reportable operating segments are comprised of Henan Province, Shandong Province, Jiangsu Province, Sichuan Province, Anhui Province and Beijing, in the PRC; and the United States.

Each geographic operating segment is principally engaged in the construction and development of residential real estate units. The “other” category relates to investment holdings, property management services, installation of intercom systems, landscaping, engineering and management, real estate sale, purchase and lease activities. The accounting policies of the various segments are the same as those described in Note 2, “Summary of Significant Accounting Policies”.

F - 20

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2012 and 2013 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

The Group’s chief operating decision maker relies upon net sales, gross profit and net income when making decisions about allocating resources and assessing performance of the Group. Net sales for geographic segments are generally based on the location of the project development. Net income for each segment includes net sales to third parties, related cost of sales and operating expenses directly attributable to the segment.

No single customer accounted for more than 10% of net sales for the six months ended June 30, 2012 and 2013.

Summary information by operating segment is as follows:

June 30, 2012	Henan	Shandong	Jiangsu	Anhui	Sichuan	Beijing	United States	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$

Total revenue	179,066,196	45,248,339	146,240,351	52,716	48,906,941	—	—	6,128,584	425,643,127
Total cost of revenue	(110,715,421)	(36,598,157)	(108,725,734)	(25,625)	(37,430,412)	—	—	(5,430,842)	(298,926,191)
Gross profit	68,350,775	8,650,182	37,514,617	27,091	11,476,529	—	—	697,742	126,716,936
Operating income (loss)	55,122,869	7,190,582	32,614,853	18,242	10,024,112	(227,477)	(679,944)	(5,110,691)	98,952,546
Total assets	699,936,751	220,334,447	301,318,230	10,203,396	110,522,860	16,718,076	260,589	37,888,921	1,397,183,270

June 30, 2013	Henan	Shandong	Jiangsu	Anhui	Sichuan	Beijing	United States	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$

Total revenue	169,560,784	128,993,914	48,967,327	(508)	7,789,307	—	5,225,589	7,376,131	367,912,544
Total cost of revenue	(95,887,711)	(101,898,836)	(36,266,033)	(25,854)	2,658,692	—	(5,057,573)	(5,883,170)	(242,360,485)
Gross profit	73,673,073	27,095,078	12,701,294	(26,362)	10,447,999	—	168,016	1,492,961	125,552,059
Operating income (loss)	59,819,738	24,303,748	10,634,320	(31,377)	9,897,330	(2,371,295)	(391,330)	(3,407,411)	98,453,723

Total assets	641,848,343	266,962,367	309,739,992	9,928,853	97,543,140	193,505,373	31,486,105	242,214,336	1,793,228,509

12. Commitments and contingencies

The Group leases certain of its office properties under non-cancellable operating lease arrangements. Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases, and the terms of the leases do not contain rent escalation, or contingent rent, renewal, or purchase options. There are no restrictions placed upon the Group by entering into these leases.

Commitments

Operating lease commitments

As of June 30, 2013, the Group had the following operating lease obligations falling due:

Amount
US$

July 1, 2013 – June 30, 2014	2,411,002
July 1, 2014 - June 30, 2015	1,996,130
July 1, 2015 - June 30, 2016	1,461,747
July 1, 2016 - June 30, 2017	100,126
July 1, 2017 and thereafter	150,189

Total	6,119,194

F - 21

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2012 and 2013 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

Other commitments

On October 23, 2012, the Group entered into a capital lease agreement to purchase a corporate aircraft. The capital lease will commence upon delivery of the corporate aircraft. The corporate aircraft was delivered on September 12, 2013. As of the capital lease commencement date, the Group will measure a capital lease asset and capital lease obligation at an amount equal to the present value of the minimum lease payments during the lease term, excluding the portion of the payments representing executory costs (such as insurance, maintenance, and taxes to be paid by the lessor) as well as any profit thereon. As of June 30, 2013, the Company is contractually committed to pay the following amounts:

Amount
US$
(Unaudited)
July 1, 2013 - June 30, 2014	3,627,428
July 1, 2014 - June 30, 2015	4,582,014
July 1, 2015 - June 30, 2016	4,582,014
July 1, 2016 - June 30, 2017	4,582,014
July 1, 2017 and thereafter	19,282,642

Total	36,656,112

As of June 30, 2013, the Group also had outstanding commitments under non-cancelable management and insurance contracts related to the corporate aircraft as follows:

Amount
US$
(Unaudited)
July 1, 2013 - June 30, 2014	763,510
July 1, 2014 - June 30, 2015	254,503

Total	1,018,013

As of June 30, 2013, the Group had outstanding commitments with respect to non-cancelable construction contracts for real estate development and land use rights purchases as follows:

Amount
US$
Due within 1 year	145,723,296

Contingencies

As at June 30, 2013, the Group provided guarantees of US$1,016,943,176 (December 31, 2012: US$951,053,313), in favor of its customers in respect of mortgage loans granted by banks to such customers for their purchases of the Group’s properties where the underlying real estate ownership certificates can be provided to the banks only on a time delay manner due to administrative procedures in the PRC. Pursuant to the terms of the guarantees, upon default in mortgage payments by these purchasers, the Group is responsible to repay the outstanding mortgage principal together with the accrued interest and penalty owed by the defaulted purchasers to the bank and the Group is entitled to take over the legal titles and possession of the related properties. The Group’s guarantee period starts from the date of grant of the relevant mortgage loan and ends upon issuance of real estate ownership certificate which will generally be available within six to twelve months after the purchaser takes possession of the relevant property.

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XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2012 and 2013 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

The fair value of the guarantees is not significantly different than the net realizable value of the properties and management considers that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding mortgage principal together with the accrued interest and penalty and therefore no provision has been made for the guarantees.

In the prior years, the Company has settled the LAT for three of its projects based on the deemed profit method, which was approved by the local tax bureau. The Company believes that it is reasonably possible that in future periods, the federal tax bureau may conclude that the deemed profit method used by the Company in settling LAT for these three projects is not appropriate. Except the project of Zhengzhou Jiantou Xinyuan United Real Estate Co., Ltd., which liquidated on April 6, 2012, the estimated amount for the contingency of the other two projects is US$22.8 million.

13. Accumulated other comprehensive income

The movement of accumulated other comprehensive income is as follows:

Foreign currency translation adjustments

Balance as of December 31, 2012	82,000,020
Other comprehensive income (unaudited)	14,249,738
Balance as of June 30, 2013	96,249,758

14. Non-controlling interest

A reconciliation of the carrying amounts of Zhengzhou Jiantou Xinyuan United Real Estate Co., Ltd is as follows:

	June 30, 2012		June 30, 2013
	(Unaudited)		(Unaudited)
	Group	Non-controlling interests	Group	Non-controlling interests
Beginning balance	1,204,118	1,111,494	—	—
Net income	1,203,701	1,111,109	—	—
Other comprehensive income	10,361	9,564	—	—
Distribution to non-controlling interest shareholders	(2,418,180)	(2,232,167)	—	—

Ending balance	—	—	—	—

On April 6, 2012, Zhengzhou Jiantou Xinyuan United Real Estate Co., Ltd was liquidated.

15. Subsequent events

On July 12, 2013, the Board of Directors unanimously authorized management to repurchase up to US$60 million of the Company’s shares (the 2015 Repurchase Program) from the approval date to the end of 2015. The Board of Directors also agreed to review the Company’s share repurchase program periodically and to adjust the amount authorized for repurchase as necessary.

Pursuant to a Securities Purchase Agreement entered into on September 19, 2013, the Company issued and sold a Senior Secured Convertible Note in the aggregate principal amount of US$75,761,009 (the "Convertible Note") and 12,000,000 Common Shares (the "Common Shares") to an institutional investor. The Company received gross proceeds of approximately US$108,600,000 from the issuance of the Convertible Note and the sale of the Common Shares. The Convertible Note bears interest at 5.00% per annum payable semi-annually. Interest is payable on March 19 and September 19 of each year, commencing March 19, 2014. The final maturity date of the Convertible Note is September 19, 2018.

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XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2012 and 2013 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

On September 16, 2013, the Company acquired a parcel of land in Xingyang, Henan Province for a purchase price of RMB116.6 million, equivalent to US$19.0 million.

On September 27, 2013, the Company acquired a parcel of land in Suzhou, Jiangsu Province for a purchase price of RMB1.0 billion, equivalent to US$163 million.

On September 30, 2013, the Company acquired two parcels of land which are adjacent to one another in the Er Qi District of Zhengzhou, Henan Province for a purchase price of RMB321.0 million, equivalent to US$52.0 million.

On October 18, 2013, Kunshan Xinyuan Real Estate Co., Ltd., a subsidiary of the Company, completed a purchase of a residential real estate project in Kunshan, Jiangsu Province by acquiring 100% of the equity interest of the project developer, Jiangsu Jiajing Real Estate Company, a local privately-held real estate company in Kunshan for a total acquisition price of RMB844.1 million (approximately US$137.3 million). The total acquisition price includes an assumption of approximately RMB276 million (approximately US$45 million) of the acquired entity’s existing debt and former shareholder’s loans. The Company is in the process of evaluating the acquisition accounting treatment as well as future LAT and CIT tax impact associated with this acquisition.

On October 21, 2013, Henan Xinyuan Real Estate Co., Ltd., a subsidiary of the Company, completed a purchase of 51% of the equity interest of Shaan’xi Zhongmao Economic Development Co., Ltd. (“Shaan’xi Zhongmao”) in Xi’an city, Shaan’xi province, for a total acquisition price of RMB36.9 million (approximately US$6.0 million). The Company intends to use Shaan’xi Zhongmao to seek real estate development opportunities in Xi’an city. The Company is in the process of evaluating the acquisition accounting treatment as well as future tax impact associated with this acquisition.

F - 24